Exhibit 99.1
Explanation of Responses:
(1) The reported transactions involved an amendment to certain terms of existing warrants, including the exercise price thereof, resulting in, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, a deemed cancellation of the existing warrants and a deemed issuance of replacement warrants.
(2) This Form 4 is filed on behalf of GoldenTree Asset Management LP (the “Advisor”), GoldenTree Asset Management LLC (the “General Partner”) and Steven A. Tananbaum (collectively, the “Reporting Persons”). The Advisor is the investment manager or advisor to GT NM, LP (“GTNM”), San Bernardino County Employees’ Retirement Association (“SBC”),  GoldenTree Insurance Fund Series Interests of the SALI Multi-Series Fund, LP (“GTIF”) and GoldenTree Credit Opportunities, LP (“GTCO”, and together with GTNM, SBC, and GTIF, the “Funds”) and may be deemed to have a pecuniary interest in the securities of the Issuer directly held by the Funds.  The General Partner is the general partner of the Advisor and may be deemed to have a pecuniary interest in the securities reported herein in which the Advisor has a pecuniary interest.  Steven A. Tananbaum is the managing member of the General Partner and may be deemed to have a pecuniary interest in the securities reported herein in which the Advisor and the General Partner have a pecuniary interest.  The Advisor, the General Partner and Mr. Tananbaum disclaim beneficial ownership of the securities held by the Funds.
(3) The 2015 Warrants are exercisable beginning on the earlier of: (i) the occurrence of an IPO in which the Issuer receives gross cash proceeds of at least $50 million, (ii) the occurrence of a change in control, liquidation, bankruptcy, dissolution or winding-up of the Issuer, and (iii) July 1, 2016.
(4) Warrants held directly by GTNM.
(5) Warrants held directly by SBC.
(6) Warrants held directly by GTIF.
(7) Warrants held directly by GTCO.